China Internet Nationwide Financial Services Inc. to Acquire Big Data Company

BEIJING, Nov. 14, 2017 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a leading financial advisory services company, today announced that it has entered into an equity transfer agreement (the “Agreement”) to acquire 100% equity interest in Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”), a big data company focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China.

Pursuant to the Agreement entered into on November 14, 2017 by and between the Company and the sole and controlling shareholder of Anytrust, Beijing Tianhuang Tongda Technology Co., Ltd., the Company will acquire 100% equity interest in Anytrust for a total cash consideration of RMB12 million (approximately US$1.8 million) (the “Transaction”). The Transaction is, subject to due diligence investigations by the relevant parties, shareholder change registration with the State Administration of Industry and Commerce and the satisfaction of other customary closing conditions. Accordingly, there is no guarantee that the Transaction will be consummated.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “We are impressed with the background and capability of the Anytrust team and very excited to welcome the Anytrust team to join CIFS at this crucial moment as we just launched our FinTech Initiative to prepare us for the next phase of growth. As we previously disclosed, our FinTech Initiative specifically centers around the development of a big data platform that would allow the Company to leverage big data access, analytics, artificial intelligence (“AI”) and machine learning in acquiring and retaining customers through precision marketing and effective risk control. We believe the Anytrust acquisition will jumpstart our FinTech Initiative and further expand our products and services offerings to SMEs as well as financial institutions.”

About Beijing Anytrust Science & Technology Co., Ltd.

Established in June 2014 and headquartered in Beijing, China, Anytrust Science & Technology Co., Ltd. (“Anytrust”) is a big data company providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies with customers including Tianhong Asset Management, Yinhua Fund Management, BAIC Motor, Beijing North Star Yayuncun Auto Marketplace, Yonyou FinTech Information Technology, and Experian Information Solutions, etc. More information about Anytrust can be found at www.anytrust.cn.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.
Email: ir@cifsp.com
Phone: +86 10 8587 8166

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com
Phone: +1 732 910 9692